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                                                              EXHIBIT 99.(a)(16)


                       PROM INVESTMENT PARTNERS INCREASES
                        OFFER PRICE TO PURCHASE UNITS OF
                         PROMETHEUS INCOME PARTNERS TO
                                      $490

                  OFFER EXTENDED TO TUESDAY, DECEMBER 24, 1996


              Prom Investment Partners L.L.C. has increased its offer to purchase Units of Prometheus Income Partners (the "Partnership") to $490 PER UNIT. This price exceeds the amended offer, dated December 9, 1996 (the "Affiliated Tender Offer"), made by PIP Partners-General LLC ("PIP"), an affiliate of Sanford N. Diller and the general partner (the "General Partner") of the Partnership. In considering our Offer as compared to the Affiliated Tender Offer, please consider the following:

       o $490 IS THE HIGHEST PRICE. OUR OFFER IS HIGHER THAN THE OFFER MADE BY THE GENERAL PARTNER'S AFFILIATE.

       o YOU CAN REVOKE YOUR PRIOR TENDER TO PIP, WHICH WAS FOR LESS MONEY. If you have already tendered your Units to PIP but would like to receive more money per Unit pursuant to our Offer, we have previously sent to you a Notice of Withdrawal so that you may be able to withdraw your prior acceptance of PIP's offer.

       o THE SPECIAL COMMITTEE MAY NOT BE INDEPENDENT. The General Partner formed the Special Committee to evaluate our Offer. However, according to the Partnership's 14D-9, the only members of the Special Committee are officers and employees of the General Partner, which, like PIP, is owned and/or controlled by Sanford
              N. Diller. We believe that you should evaluate the conclusions of the Special Committee in light of this potential conflict of interest.

       o THE PARTNERSHIP CONTINUES TO SPEND YOUR MONEY ON THE AFFILIATED TENDER OFFER. According to the Affiliated Tender Offer documents, approximately $145,000 has been spent in connection with the Affiliated Tender Offer through November 6, 1996, all of which is, according to the General Partner, reimbursable by the Partnership. WE ARE PAYING OUR OWN EXPENSES.

       o "HARDBOARD SIDING PROBLEM" or "VALUATION PROBLEM". The Partnership reports that the Partnership's properties currently suffer from a hardboard siding problem which could have a major impact on the value and marketability of the Partnership properties, and hence the value of the Units. However, the Affiliated Tender Offer documents indicate that the oral report prepared for the Special Committee by E&Y Kenneth Leventhal Real Estate Group did not take into account any potential impact of the hardboard siding problem.

              IN THE EVENT YOU HAVE ALREADY TENDERED YOUR UNITS TO PIP BUT WOULD LIKE TO RECEIVE MORE MONEY PER UNIT PURSUANT TO OUR OFFER, WE HAVE PREVIOUSLY SENT TO YOU A NOTICE OF WITHDRAWAL SO THAT YOU MAY BE ABLE TO WITHDRAW YOUR PRIOR ACCEPTANCE OF PIP'S OFFER. In the event you receive any other offers, please contact The Herman Group at (800) 992-6176 before signing any documentation. IF YOU PREVIOUSLY TENDERED YOUR UNITS TO US, YOU WILL AUTOMATICALLY RECEIVE THE HIGHER PRICE WITHOUT TAKING ANY FURTHER ACTION. If you have not yet tendered your Units to us (or have now withdrawn your acceptance of PIP's offer and would like to tender to us), please mail or fax a completed and executed copy of the Letter of Transmittal previously provided to you and any documents required by the Letter of Transmittal to The Herman Group using the enclosed pre-addressed, postage paid envelope at the address listed below. If you have any questions or comments, please call The Herman Group at
(800) 992-6176.

                             THE HERMAN GROUP, INC.
                      2121 San Jacinto Street, 26th Floor
                              Dallas, Texas 75201
                 Facsimile No. (214) 999-9348 or (214) 999-9323
                      For information call 1-800-992-6176


December 10, 1996                                PROM INVESTMENT PARTNERS L.L.C.